

October 2, 2014

Via E-mail
James C. Snyder, Jr., Esq.
Senior Vice President, General Counsel and Secretary
Family Dollar Stores, Inc.
P.O. Box 1017
10401 Monroe Road
Charlotte, North Carolina 28201-1017

>   **Re: Family Dollar Stores, Inc.**
>   **Schedule 14D-9 and Amendments No. 1 and 2**
>   **Filed September 17 and 26, 2014**
>   **File No. 005-14318**

Dear Mr. Snyder:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Background of the Offer, page 11

1.   Refer to the disclosure on pages 12 and 13 describing discussions held on February 28 and October 15, 2013. With a view towards disclosure, please advise how maintaining Family Dollar's headquarters and management in North Carolina in connection with an acquisition would maximize value for Family Dollar stockholders or would translate into a meaningful premium.

2.   The first bullet point paragraph on page 37 states that "Family Dollar, *unlike Dollar General*, is already deeply involved in the FTC's review of its transaction with Dollar Tree and has seen first-hand the issues and types of evidence that the FTC is focusing on, all of which have completely confirmed its regulatory analysis." (emphasis added). Please provide support for the implication that Family Dollar is significantly ahead in its

antitrust review process. For example, does Family Dollar have knowledge of Dollar General's level of engagement with the FTC? Please advise or revise. Please also clarify such disclosure to eliminate the implication that the issues and types of evidence that the FTC is focusing on in the Family Dollar-Dollar Tree transaction are identical to the issues and types of evidence that the FTC is focusing on in a Family Dollar-Dollar General transaction.

3. Disclosure on page 40 states that "Dollar General *misleadingly* states that its prices are based "primarily" on Wal-Mart." Please either provide support for the following statement or revise the disclosure accordingly. For example, is Family Dollar in possession of data or information regarding how Dollar General sets its prices?

4. Disclosure on page 40 also states that "The FTC is likely to take the position that Family Dollar's pricing model would immediately lead to higher prices in thousands of locations if Dollar General was no longer an independent competitor." With a view towards disclosure, please provide support for such statement.

5. Refer to the first three bullet points on page 41. With a view towards disclosure, please provide support for the following:
    - Family Dollar's conclusion that the Offer may take a year or longer to close but the Family Dollar-Dollar Tree merger could be in a position to close as early as the end of November. In responding to this comment, please address the fact that the Family Dollar-Dollar Tree merger is itself subject to a second request.
    - Family Dollar's suggestion that the same time periods and processes regarding divestitures and negotiation that it suggests apply to a Dollar General transaction would not also apply in the case of the Family Dollar-Dollar Tree merger.

6. The third bullet point on page 42 states that "Despite Dollar General's statements that it believes there is no antitrust risk, Dollar General refuses to make a commitment on divestitures that is consistent with Dollar General's purported view on antitrust risk." Based on our review of Dollar General's disclosure, we are not aware that Dollar General has stated that there is no antitrust risk. In contrast to the statement above, it is our understanding from a review of Dollar General's disclosure in its Offer to Purchase that Dollar General:
    - has stated that the risk is manageable;
    - does not believe, based on advice of its antitrust counsel and economist, that it would be ordered to divest more than the number of stores contained in its original offer to Family Dollar; and
    - believes that its commitment to divest 1,500 stores "provides [Family Dollar] with even greater assurance that this transaction is capable of being completed on the terms proposed." (Offer to Purchase, page 32)

    Please provide support for such statement or revise accordingly.

7. Disclosure on page 42 states that "[n]o shares tendered in the Offer will be accepted by Dollar General on the scheduled expiration date. The Offer is illusory and a distraction." Given that Dollar General has disclosed all material conditions to the Offer so that security holders can evaluate the genuineness of the offer; has the right to extend the period during which the Offer is open; and has in fact extended the offer to October 31, 2014, please revise to remove such statement from Family Dollar's disclosure.

8. Refer to the fourth bullet point on page 42. Please either provide support for the statement that "Dollar General intentionally delayed its antitrust approval process by unnecessarily waiting to file with the FTC…" or remove such statement from Family Dollar's disclosure. In responding to such comment, please address the statement in Dollar General's Schedule TO filed on October 2, 2014 disclosing that "Dollar General believes that electing the thirty day waiting period rather than the shorter fifteen day waiting period applicable to cash tender offers will allow Dollar General additional time to provide information to the Antitrust Division and the FTC in support of its HSR filing and give the Antitrust Division and the FTC a sufficient amount of time to consider such information."

9. We note the disclosure in the press release attached as Exhibit (a)(1) to the Schedule 14D-9 that "Dollar General has misrepresented that its tender offer was a prerequisite to making its HSR antitrust filing; Dollar General knows that it could have filed with antitrust regulators when it first submitted an unsolicited proposal nearly a month ago." Please either provide support for such statement or make appropriate corrective disclosure. We note that Dollar General's press release dated September 10, 2014 states that Dollar General "will promptly file for clearance under the [HSR Act], which will allow the Company to begin the antitrust approval process with the [FTC]." We are not aware of any statement by Dollar General that the tender offer was a prerequisite to making its HSR antitrust filing.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions